SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D*

                       The Securities Exchange Act of 1934

                       Solar Satellite Communication, Inc.
                       -----------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                           (Title Class of Securities)

                                    833953409
                                    ---------
                                 (CUSIP Number)

                              Carl N. Duncan, Esq.
                              5718 Tanglewood Drive
                            Bethesda, Maryland 20817
                                 (301) 263-0200
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  August 14, 2003
                                  ---------------
             (Date of Event Which Requires Filing of This Statement)

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


------------------------------------------------------------------ ---------------------------------------------------
(1) Name of Reporting Entity / I.R.S. Identification Number          MediaWorx Acquisition Company, LLC/20-0070752
------------------------------------------------------------------ ---------------------------------------------------
(2) Check the appropriate box if may be deemed member of a group     (a) N/A
                                                                     (b) Reporting Entity Disclaims Being Member
                                                                      of Group
------------------------------------------------------------------ ---------------------------------------------------
(3) SEC use only .............................................
------------------------------------------------------------------ ---------------------------------------------------
(4) Source of funds (see instructions)......................         WC
------------------------------------------------------------------ ---------------------------------------------------
(5) Check if disclosure of legal  proceedings is required
pursuant to Items 2(d) or 2(e).                                      N/A
------------------------------------------------------------------ ---------------------------------------------------
(6) Citizenship or place of organization...................          Nevada
------------------------------------------------------------------ ---------------------------------------------------
Number of shares beneficially owned by each reporting person with:
(7)  Sole voting power w/ principals........................         60,143,870 (See Item 5)
(8)  Shared voting power....................................         0
(9)  Sole dispositive power  ...............................         60,143,870 (See Item 5)
(10) Shared dispositive power ..............................         0
------------------------------------------------------------------ ---------------------------------------------------
(11) Aggregate amount beneficially owned by the Reporting
Entity                                                               60,143,870 (See Item 5)
------------------------------------------------------------------ ---------------------------------------------------
(12) Check if the aggregate  amount in Row (11) excludes  certain
shares (see instructions).                                           N/A
------------------------------------------------------------------ ---------------------------------------------------
(13) Percent of class represented by amount in Row (11) ......       48.2% (See Item 5)
------------------------------------------------------------------ ---------------------------------------------------
(14) Type of reporting person (see instructions)..............       C0
------------------------------------------------------------------ ---------------------------------------------------

*To replace and supercede prior schedule 13D filed by the reporting entity on July 14, 2003.  See Item 4 and Schedules
13D being filed concurrently by Quest Capital Resources, LLC and Diamond Capital, LLC.



ITEM 1. SECURITY AND ISSUER.
----------------------------

        (a) Name and Address of Issuer:             Solar Satellite Communication, Inc.
                                                    1895 Preston White Drive - - Suite 250
                                                    Reston, Virginia 20191

        (b) Title of Respective Class and
            Trading Symbol:

            i.  Common Stock/SSCI
            ii. Preferred Stock/No symbol since no trading in this class

ITEM 2. IDENTITY AND BACKGROUNDS OF THE REPORTING ENTITY.
---------------------------------------------------------

        (a) Name:                                   MediaWorx Acquisition Company, LLC
        (b) Business Addresses                      1895 Preston White Drive, Suite 250
                                                    Reston, Virginia 20191
        (c) Occupation:                             N/A since Reporting Entities are corporation
        (d) Conviction:                             N/A to Reporting Entities and their principals
        (e) Civil  Proceedings:                     N/A to Reporting Entities and their principals
        (f) State of Incorporation:                 Nevada/Nevada



ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
----------------------------------------------------------

The Reporting Entity has used working capital to acquire its 15,143,870 common shares and 125,000 preferred shares (convertible into 45,000,000 common shares) of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.
--------------------------------

In June 2003, Advanced Capital Services, L.L.C. ("Advanced") (i) purchased a convertible promissory $500,000 note held by Private Investor Equity, Inc.; (ii) in lieu of exercising the default provisions and taking the assets of SSCI relating to the overdue note (which would have stripped SSCI shareholders of all equity in SSCI), in an agreement with SSCI Board of Directors, converted the note and $44,333 interest into 27,216,650 SSCI's common shares, based on SSCI's current bid price of $0.02; (iii) Advanced exchanged the 250,000 Preferred C Shares having conversion and voting rights of 40 to 1 into Preferred C Shares having conversion rights of 360 to 1; and (iv) on July 1, 2003, Advanced was merged, pursuant to Nevada law, into MediaWorx Acquisition Company, LLC ("MWAC"), a wholly owned subsidiary of Advanced Gaming Technology, Inc.
("ADVI"). (ADVI's name was subsequently changed to MediaWorx, Inc., was the subject of an Amended Schedule 14C and a Form 8-K filed on July 22, 2003 and its symbol was changed to MEWX.) As a consequence of this merger, MWAC became the surviving entity and continues to be a wholly owned subsidiary of MediaWorx, Inc. (formerly Advanced Gaming Technology, Inc. or otherwise known by its trading symbol ADVI).

MWAC filed a Schedule 13D on July 14, 2003 with regard to such transaction; this information was current as of July 1 but was superceded by the subsequent events and information contained in this Amended and Restated Schedule 13D. In preparation of necessary reports for the prior quarter ended June 30,2003, MWAC made a decision to reallocate risk, liabilities and ownership with two other entities: Quest Capital Resources, L.L.C. ("Quest") and Diamond Capital, L.L.C. ("Diamond"). This Amended and Restated Schedule 13D is to replace and supercede the prior Schedule 13D filed July 14, 2003. Schedules 13D are being filed concurrently by Quest and Diamond, respectively.

In view of the foregoing, both Quest and Diamond, the owners of the former Advanced, as well as MWAC, may be deemed to be controlling persons of the Issuer. While each of Quest, Diamond and MWAC are separately filing Schedules 13D, since a control group may be deemed to exist, as permitted under Rule 13d-4 of the Securities Exchange Act of 1934, Quest, Diamond and MWAC expressly declare that any such filings shall not be construed as an admission that such person is, for purposes of Sections 13(d) or 13(g), the beneficial owner of any securities covered by the Schedule or a member of a group as defined for these purposes.

Other than as described in this Schedule 13D, the Reporting Entity is not aware of any plans or proposals which would result in the acquisition by any person of additional securities of Issuer or the disposition of securities of the Issuer; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's Board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; any changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
--------------------------------------------

         (a) Aggregate Number and %: 60,143,870 Common Shares on a fully diluted basis, including Preferred Shares each convertible into 360 shares of the Issuer's Common Shares - - i.e., 48.2% of the total outstanding.

         (b) Power to Vote or Dispose of Shares: 60,143,870 Common Shares on a fully diluted basis.

         (c) Transactions Within Prior 60 Days: No transactions have been effected between the Issuer and the Reporting Entity beyond those described in
Item 4 specifically  and this Schedule 13D generally.  Information  contained in
Item 4 (as well as the concurrent Schedules 13D filed by Quest and Diamond) above are hereby incorporated by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT
----------------------------------------------------------------------------
 TO SECURITIES OF THE ISSUER.
----------------------------
Other than the foregoing, there are no contracts, arrangements, understandings or relationships not described herein.



ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
-----------------------------------------

None


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                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D on behalf of MediaWorx Acquisition Company, LLC. and its authorized signatory executing below, is true, complete and correct.



                                            MEDIAWORX ACQUISITION COMPANY, LLC

Dated: August 28, 2003                      /s/  Gary L. Cain
                                            ----------------------------------
                                             By: Gary L. Cain, Manager